UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Clean Power Concepts Inc.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

18450T103
(CUSIP Number)

Clean Power Concepts Inc. 1620 McAra Street Regina, Saskatchewan, Canada S4N 6H6 Tel: (306) 546-8327
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 29, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	18450T103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ms. Jody Shenher
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3		SEC USE ONLY

4		SOURCE OF FUNDS (See Instructions)
PF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Jody Shenher is a Canadian citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,705,930 common shares
	8	SHARED VOTING POWER
9,292,199 common shares (Held by: Mr. Michael Shenher (husband) 9,237,569 common shares and Matthew Shenher (son) 54,630 common shares)
	9	SOLE DISPOSITIVE POWER
9,705,930 common shares
	10	SHARED DISPOSITIVE POWER
9,292,199
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,998,129 common shares
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2% based on 78,442,612 common shares issued and outstanding as of July 28, 2010
14		TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.     Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Clean Power Concepts Inc. (the “Issuer”). The principal executive offices of the Issuer are located at: 1620 McAra Street, Regina, Saskatchewan, Canada S4N 6H6 Tel: (306) 546-8327

Item 2.     Identity and Background

(a)	Ms. Jody Shenher.
(b)	1620 McAra Street, Regina, Saskatchewan, Canada S4N 6H6.
(c)	Ms. Shenher is a realtor.
(d)	Ms. Shenher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Ms. Shenher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Ms. Shenher is a Canadian citizen.

(a)	Mr. Michael Shenher.
(b)	1620 McAra Street, Regina, Saskatchewan, Canada S4N 6H6.
(c)	Mr. Shenher is a businessman.
(d)	Mr. Shenher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Mr. Shenher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Shenher is a Canadian citizen.

(a)	Matthew Shenher.
(b)	1620 McAra Street, Regina, Saskatchewan, Canada S4N 6H6.
(c)	Matthew Shenher is the minor son of Ms. & Mr. Shenher.
(d)	Matthew Shenher has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)
Matthew Shenher has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Matthew Shenher is a Canadian citizen.

Item 3.     Source and Amount of Funds or Other Considerations

On April 29, 2010, Ms. Shenher acquired beneficial control of a total of 18,998,129 common shares of the Issuer’s common stock through a share exchange of Ms. Shenher’s beneficial ownership of 1,043,280 common shares of General Bio Energy Inc. (“GBE”) located in Saskatchewan, Canada. Clean Power Concepts Inc. acquired GBE through a share exchange agreement executed on April 29, 2010 wherein it acquired 94.8% of the issued and outstanding  common shares of GBE in return for issuance of 28,426,612 restricted common shares of Clean Power Concepts Inc. on a ratio of 18.21 shares of Clean  Power Concepts Inc. for each 1.00 share of GBE submitted for exchange. Ms. Shenher had previously acquired the shares of GBE with her personal resources.

Item 4.     Purpose of Transaction

The purpose of the transaction described above was for investment purposes.

Depending on market conditions and other factors, Ms. Shenher may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Clean Power Concepts Inc. also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Ms. Shenher does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)	As of July 28, 2010, the aggregate number and percentage of common shares of the Issuer beneficially owned by Ms. Shenher was 18,998,129 common shares, or approximately 24.2% of the Issuer.

(b)
Ms. Shenher, Mr. Michael Shenher and Matthew Shenher respectively have the sole power to vote or direct the vote, and to dispose or direct the disposition, of 9,705,930, 9,237,569 and 54,630  shares of common stock of the Issuer for a total beneficial control of 18,998,129 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Ms. Shenher has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 28, 2010
Dated

/s/ Jody Shenher
Signature

Jody Shenher
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).